FOR IMMEDIATE RELEASE
KING COMPLETES ACQUISITION OF ALPHARMA
Transaction Creates a Leading Specialty Pharmaceutical Company
BRISTOL, TENNESSEE - December 30, 2008 – King Pharmaceuticals, Inc. (NYSE: KG) today announced the successful completion of the tender offer by King’s wholly-owned subsidiary, Albert Acquisition Corp., for all outstanding shares of Class A Common Stock of Alpharma Inc. (NYSE: ALO) for $37.00 per share in cash. The tender offer expired at 10:00 a.m., New York City time, on December 29, 2008.
As of the expiration of the tender offer, approximately 35,252,205 shares of Class A Common Stock of Alpharma (excluding 4,647,181 shares tendered through notices of guaranteed delivery), were validly tendered and not withdrawn pursuant to the tender offer. This represents approximately 84% of all outstanding shares of Alpharma Class A Common Stock. All validly tendered shares have been accepted for payment in accordance with the terms of the tender offer, and the consideration for all such shares either has been paid or will promptly be paid.
King also announced that Albert Acquisition Corp. exercised its “top-up” option under the merger agreement with Alpharma to acquire additional shares of Alpharma Class A Common Stock and that following this issuance, King has effected a short-form merger of Albert Acquisition Corp. with and into Alpharma, as a result of which Alpharma has become a wholly-owned subsidiary of King and the shares of Alpharma Class A Common Stock no longer trade on the New York Stock Exchange. Also as a result of this merger, all outstanding shares of Alpharma Class A Common Stock not purchased by Albert Acquisition Corp. in the tender offer (other than those as to which holders properly exercise appraisal rights and those owned by King and Albert Acquisition Corp.) have been cancelled and converted into the right to receive the same $37.00 per share in cash, without interest and less any required withholding taxes, to be paid in the tender offer.
“We are excited to complete this compelling and highly complementary acquisition of Alpharma,” stated Brian A. Markison, Chairman, President and Chief Executive Officer of King. “The successful completion of this transaction significantly expands our portfolio and development pipeline of pain management products, enhancing our expertise and leadership position in this important market. The combination also further diversifies our business.”

Mr. Markison concluded, “As a result of this acquisition, we are now a stronger, more competitive company, well-positioned to deliver superior value to our stockholders, employees and customers.”
As previously announced, in connection with the proposed consent order that was provisionally accepted by the U.S. Federal Trade Commission with respect to King’s acquisition of Alpharma, King entered into an asset purchase agreement with Actavis Elizabeth, L.L.C. (“Actavis”) to divest assets comprising the Alpharma product KADIAN® (morphine sulfate extended-release) to Actavis contemporaneous with the closing of the Alpharma acquisition. King has consummated this divestiture to Actavis. Under the terms of the agreement with Actavis, King will receive from Actavis future quarterly payments of up to an aggregate of $127.5 million in cash based on the achievement of certain KADIAN® quarterly gross profit related milestones for the period beginning January 1, 2009 and ending June 30, 2010.
Credit Suisse and Wachovia Securities acted as financial advisors, and Dewey & LeBoeuf LLP acted as legal counsel, to King in connection with King’s acquisition of Alpharma. Banc of America Securities LLC and Simpson Thacher & Bartlett LLP acted as financial advisor and legal counsel for Alpharma, respectively.
About King Pharmaceuticals, Inc.
King, headquartered in Bristol, Tennessee, is a vertically integrated branded pharmaceutical company. King, an S&P 500 Index company, seeks to capitalize on opportunities in the pharmaceutical industry through the development, including through in-licensing arrangements and acquisitions, of novel branded prescription pharmaceutical products and technologies that complement the Company’s focus in specialty-driven markets, particularly neuroscience, hospital and acute care. King is also a leader in the development, registration, manufacturing and marketing of pharmaceutical products for food producing animals.
About Forward-looking Statements
This press release contains forward-looking statements. King Pharmaceuticals, Inc. disclaims any intent or obligation to update these forward-looking statements. All statements contained in this document that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words “anticipate,” “believe,” “expect,” “estimate,” “plan,” and similar expressions are generally intended to identify forward-looking statements. Such statements are based on management’s current expectations, but actual results may differ materially due to various factors such as King’s ability to achieve the synergies and value creation contemplated by the acquisition of Alpharma; King’s ability to promptly and effectively integrate the businesses of Alpharma and King and any consequences of any actions taken to obtain required regulatory approvals; the potential of King’s branded pharmaceutical products; expectations regarding the enforceability and effectiveness of product-related patents; expected trends and projections with respect to particular products, reportable segments and income and expense line items; the adequacy of King’s liquidity and capital resources; anticipated capital expenditures; the acceptance, priority review or approval of certain New Drug Applications; the development, approval and successful commercialization of certain products; the successful execution of growth and restructuring strategies; anticipated developments and expansions of King’s business; plans for the manufacture of some of King’s products; the potential costs, outcomes and timing of research, clinical trials and other development activities involving pharmaceutical products; the development of product line extensions; the expected timing of the initial marketing of certain products; products developed, acquired or in-licensed that may be commercialized; King’s intent, beliefs or current expectations, primarily with respect to future operating performance; expectations regarding sales growth, gross margins, manufacturing productivity, capital expenditures and effective tax rates; expectations regarding the outcome of various pending legal proceedings; expectations regarding King’s financial condition and liquidity as well as future cash flows and earnings; expectations regarding the ability to liquidate King’s holdings of auction rate securities and the temporary nature of the unrealized losses recorded in connection with these securities. Forward-looking statements involve risks and uncertainties. For further information regarding these and other risks related to King’s business, investors should consult King’s most recent Annual Report on Form 10-K for the year ended December 31, 2007 and King’s quarterly reports on Form 10-Q and other documents filed by King with the Securities and Exchange Commission (“SEC”).
Contacts:

James E. Green	Dan Katcher / Andrew Siegel
Executive Vice President, Corporate Affairs	Joele Frank, Wilkinson Brimmer Katcher
423-989-8125	212-355-4449

David E. Robinson
Senior Director, Corporate Affairs
423-989-7045
EXECUTIVE OFFICES
KING PHARMACEUTICALS, INC.
501 FIFTH STREET, BRISTOL, TENNESSEE 37620